SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  August 2003

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1 of  2)

1.

First Quarter Financials

A copy of the Registrant's Second Quarter Unaudited Financial Statements for the period ending June 30, 2003.

2.

Exhibits

2.1

Confirmation of Mailing Letter

2.2

Form 51-901F - Schedule A

2.3

Unaudited Financial Statements for the period ending June 30, 2003

2.4

Form 51-901F - Schedule B and C

2.5

Schedule B

2.6

Schedule C

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ William Meyer

Date:    August 29, 2003

William Meyer

MINCO MINING & METALS CORPORATION

1980 - 1055 West Hastings Street

Vancouver, B.C.    V6E 2E9

Ph:  604 - 688-8002

Fax:  604 - 688-8030

EXHIBIT 2.1

August 29, 2003

VIA SEDAR

B.C. Securities Commission

and

Ontario Securities Commission

Dear Sir or Madam,

                    RE:        Minco Mining &Metals Corporation Confirmation of Mailing

I confirm that, as of the above date, a copy of the Company's second quarter report on Form 51-901F and financial statements for the period ending June 30, 2003, was mailed to all  shareholders on the Company's supplemental mailing list.

Yours truly,

Minco Mining & Metals Corporation

"Mar Bergstrom"

Mar Bergstrom

/mb

EXHIBIT 2.2

QUARTERLY AND YEAR

 END REPORT

BC FORM 51-901F

(Previously Form 61)

BCSC

British Columbia Securities Commission

Incorporated As Part:______X_Schedule A

Schedule B and C

ISSUER DETAILS
Name of Issuer	For Quarter Ended	Date of Report YY/MM/DD
MINCO MINING & METALS CORP.	June 30, 2003	2003 August 28
Issuer's Address	Issuer's Fax No.	Issuer's Telephone No.
#1980 - 1055 West Hastings St. Vancouver, BC V6E 2E9	604.688.8030	604.688.8002
Contact Person	Contact's Position	Contact's Telephone No.
Ken Cai	President & CEO	604.688.8002
Contact Email Address info@minco-mining.com	Web Site Address www.minco-mining.com
CERTIFICATE
The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.
Director's Signature "William Meyer"	Print Full Name: William Meyer	Date Signed YY/MM/DD 2003/08/28
Director's Signature "Ken Z. Cai"	Print Full Name Ken Z. Cai	Date Signed YY/MM/DD 2003/08/28

EXHIBIT 2.3

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Consolidated Financial Statements

June 30, 2003 and 2002

(Expressed in Canadian Dollars)

Index

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)
Consolidated Balance Sheets
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)
		June 30, 2003	December 31, 2002
ASSETS

Current
Cash and cash equivalents		$1,333,524	$40,681
Marketable securities		11,813	61,918
Sundry receivable		131,811	62,724
Prepaid expenses and deposits		75,581	38,606

		1,552,729	203,929

Mineral interests (Note 4)		100	100
Discount on convertible debenture (Note 6)		91,225	-
Capital assets (Note 3)		74,546	82,672
		$1,718,600	$286,701

LIABILITIES
Current
Accounts payable and accrued liabilities		$405,917	$431,444
Convertible debenture		580,600	-
		986,517	431,444

SHAREHOLDERS' EQUITY (DEFICENCY)
Share capital (Note 5)		10,850,433	10,836,933

Share subscription (Note 5)		1,327,506

Contributed surplus (Note 6)		203,932	6,148

Deficit		(11,649,788)	(10,987,824)

		732,083	(144,743)

		$1,718,600	$286,701
Commitments (Note 9)

Approved by the Directors:	"Ken Z. Cai"	"William Meyer"
	Ken Z. Cai	William Meyer

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)
Consolidated Statements of Operations and Deficit
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)
	Three Months Ended June 30, 2003	Three Months Ended June 30, 2002	Six Months Ended June 30, 2003	Six Months Ended June 30, 2002
Interest and sundry income	$403	$383	$722	$8,477

Exploration costs	36,337	217,216	103,015	330,590

Administrative expenses
Accounting and audit	17,925	10,800	17,925	14,800
Advertising	4,189	613	5,180	2,234
Amortization of capital assets	6,191	6,553	12,382	13,191
Amortization of discount on convertible debenture	3,537	-	4,509	-
Consulting fees	35,431	10,761	40,431	12,711
Interest on convertible debenture	14,436	-	18,402	-
Legal	7,448	11,722	12,491	14,081
Listing, filing and transfer agents	22,460	14,367	38,474	23,568
Management fees	4,714	18,258	13,777	36,025
Office and miscellaneous	8,078	24,696	11,163	47,716
Property investigation	27,084	1,424	50,197	3,285
Promotion and government relations	51,098	29,214	78,978	47,436
Rent	16,988	21,832	34,115	42,237
Salaries and benefits	48,569	48,223	97,485	96,919
Stock based compensation	101,079	-	102,050	-
Telephone	1,911	3,153	2,951	4,900
Travel and transportation	4,548	1,985	7,759	1,985
Foreign exchange loss	11,401	-	11,401	1,826
	387,088	203,601	559,671	362,914

Operating loss	(423,022)	(420,434)	(661,964)	(685,027)
Write down of marketable securities	-	4,868	-	-
Loss for the period	(423,022)	(415,566)	(661,964)	(685,027)
Deficit, beginning of period	(11,226,766)	(9,969,076)	(10,987,824)	(9,699,615)

Deficit, end of period	$(11,649,788)	$(10,384,642)	$(11,649,788)	$(10,384,642)

Loss per share - basic and diluted	$(0.02)	$(0.02)	$(0.03)	$(0.04)

Weighted average number of common shares
outstanding - basic and diluted	18,613,659	17,177,925	18,604,211	16,781,228

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise)
Consolidated Statement of Cash Flows
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)
	Three Months Ended June 30, 2003	Three Months Ended June 30, 2002	Six Months Ended June 30, 2003	Six Months Ended June 30, 2002

Cash flows from (used in) operating activities
Loss for the year	$(423,022)	$(415,566)	$(661,964)	$(685,027)
Adjustment for items not involving cash:
- amortization	6,191	10,352	12,382	20,790
- gain (loss) on sale of marketable securities	-	(4,868)	-	-
- stock based compensation	101,079	-	102,050	-
- amortization of discount on convertible debenture	3,537	-	4,509	-
Change in non-cash working capital items:
- sundry receivable	(22,442)	(20,642)	(69,087)	2,834
- prepaid expenses and deposits	(26,793)	(30,079)	(36,975)	(68,025)
- accounts payable and accrued liabilities	27,219	33,600	(25,527)	24,956

	(334,231)	(427,203)	(674,612)	(704,472)

Cash flows from financing activities
Convertible debenture	-	-	580,600	-
Shares issued for cash & deposit for share subscription	1,335,006	425,000	1,341,006	425,000

	1,335,006	425,000	1,921,606	425,000

Cash flows from (used in) investing activities
Acquisition of capital assets	(1,819)	1,144	(4,256)	(7,868)
Proceeds from sales of marketable securities		206,984	50,105	740,909
Purchase of marketable securities	-	(241,112)	-	(675,038)

	(1,819)	(32,984)	45,849	58,003

Increase (decrease) in cash and cash equivalents	998,956	(35,187)	1,292,843	(221,469)

Cash and cash equivalents, beginning of period	334,568	28,545	40,681	214,827

Cash and cash equivalents, end of period	$1,333,524	$(6,642)	$1,333,524	$(6,642)

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

June 30, 2003

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

1.

Nature of Operations

The Company was incorporated under the laws of British Columbia, Canada and is in the business of mining exploration.

These consolidated financial statements have been prepared on a going-concern basis, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business.  The continued operations of the Company and the recoverability of amounts shown for mineral interests are dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete the development of the projects, and on future profitable production or proceeds from the disposition thereof.

2.

Change in Accounting Policies

a.

Effective January 1, 2002, the Company adopted prospectively a new standard for the accounting for Stock-based compensation and other stock-based payments ("CICA 3870"), as recommended by the Canadian Institute of Chartered Accountants.

As permitted by the CICA Handbook, Section 3870, the Company adopted the intrinsic value method for stock-based compensation granted to employees of the Company which compensation cost is recognized for stock options granted at prices below the market price of the underlying common share on the date of grant.  The Company is required to provide pro-forma information with regard to its net income as if the compensation cost for the Company's stock option plan had been determined in accordance with the fair value based method prescribed in the CICA Handbook, Section 3870.

For stock options awards granted to non-employees and all direct awards of stocks, the Company applies the fair value method. The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and an expected life of the options. The fair value of direct awards of stocks is determined by the quoted market price of the Company's stock.

The adoption of the new accounting policy has no cumulative effect on the prior year's financial statements.

b.

Effective January 1, 2001, the Company has changed its accounting policy to write off exploration costs until such time as reserves are proven.  The result is a writedown of the Company's previously capitalized mineral interests to a nominal value.

The change in accounting policy has been accounted for retroactively.  The effect of the change in policy is to reduce the mineral interest value at December 31, 2001 by $2,450,305, increase the opening deficit at January 1, 2001 by $2,281,370 and to increase the loss for the year ended December 31, 2001 by $168,835.

c.

Effective January 1, 2001, the Company retroactively adopted a new standard for the computation and disclosure of earnings per share, as recommended by the Canadian Institute of Chartered Accountants.  The adoption of the new standard mainly affects the calculation of the diluted earnings (loss) per share amount.  Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares.  Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

The adoption of the new standard has no effect on the calculation of diluted earnings (loss) per share amount for the prior period as the effect of common shares issuable upon the exercise of warrants and stock options of the Company would be anti-dilutive.  Therefore, basic and diluted earnings (loss) per share would be the same.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

June 30, 2003

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

3.

Significant Accounting Policies

a.

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned British Virgin Island subsidiary, Triple Eight Mineral Corporation ("Temco"). All material inter-company balances have been eliminated.

b.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results may differ from those estimates.

c.

Capital Assets

Amortization is provided as follows:

Motor vehicles	30% per annum, declining-balance basis
Mining equipment	30% per annum, declining-balance basis
Computer equipment	30% per annum, declining-balance basis
Office equipment and furniture	20% per annum, declining-balance basis
Leasehold improvements	5 year, straight-line basis

Amortization is provided at half the annual rate in the year of acquisition.

d.

Cash Equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased.  As at June 30, 2003 and December 31, 2002, cash equivalents consist of bank redeemable term investment certificates.

e.

Marketable Securities

Marketable securities are stated at the lower of cost and market value.  As at June 30, 2003, marketable securities consist of bonds issued by the Government of Canada.  The market value is $11,813 (December 31, 2002 - $61,918).

f.

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method.  The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

June 30, 2003

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

3.

Significant Accounting Policies   (continued)

g.

Foreign Currency Transactions

The Company maintains its accounting records in its functional currency (i.e., Canadian dollars).  It translates foreign currency transactions into its functional currency in the following manner:

At the transaction date, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at that date.  At the period end, monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in operations.

h.

Mineral Interests

The Company follows the method of accounting for its mineral interests whereby all costs related to acquisition, exploration and development are expensed when incurred until such time as reserves are proven.

i.

Income Taxes

The Company follows the liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

4.

Mineral Interests

(a)

The White Silver Mountain properties are located in Gansu Province, China.  A joint venture company, Gansu Keyin Mining Co. Ltd. ("Keyin"), was formed to hold the above mineral interests.  In order to earn an 80% interest in Keyin, the Company must expend 40 million RMB (approximately US$4.8 million) on the properties.

(b)

The Inner Mongolia property (Gobi Gold Project) is located in Inner Mongolia Autonomous Region, China.  Pursuant to a Cooperative Joint Venture Agreement, the Company can earn a 75% interest in the property by spending US$2.5 million over a four-year period.  A joint venture company called Inner Mongolia Damo Mining Co. Ltd. was formed to hold the above noted mineral interests.

The costs incurred on the Company's mineral properties, which are all located in China, are as follows:

	Costs incurred to December 31, 2002	January 1 to March 31, 2003 Exploration costs	March 31 to June 30, 2003 Exploration costs	Costs incurred to June 30,2003
Currently active properties:
- White-Silver Mountain	$1,349,354	$8,089	$7,869	$1,365,312
- Inner Mongolia - BYC	-	249	8065	$8,314
- Inner Mongolia - Gobi Gold	1,158,745	58,340	20,403	$1,237,488
	2,508,099	66,678	36,337	2,611,114
Inactive properties:
- Heavenly Mountains	436,519	-	-	436,519
- Emperor's Delight	100	-	-	100
- Crystal Valley	100	-	-	100
- Stone Lake	100	-	-	100
- Changba Lijiagou Lead-Zinc Deposit	100	-	-	100
- Chapuzi	100	-	-	100
	437,019	-	0	437,019

	2,945,118	66,678	36,337	3,048,133
Expensed exploration costs	(2,945,018)	(66,678)	(36,337)	(3,048,033)
	$100	-	$0	$100

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

June 30, 2003

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

5.

 Share Capital

(a)

Authorized:  100,000,000 common shares without par value

(b)

Issued:

18,640,123

	Shares	Amount
Balance December 31, 2001	16,380,123	$10,286,933
Issued pursuant to a private placement at $0.25 per share	2,200,000	550,000
Balance December 31, 2002	18,580,123	10,836,933
Issued to employee for stock option exercised at $0.20 per share	30,000	6,000
Issued to employee for stock option exercised at $0.25 per share	30,000	7,500
Balance, June 30, 2003	18,640,123	$10,850,433

(c)

As at June 30, 2003, 2,991,322 (2002 - 2,991,322) of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities.

(d)

On July 30, 2003, the company issued 4,409,642 shares for a private placement at $0.35 per share. By June 30, 2003, $1,327,506 has been received as deposit for shares subscribed in the private placement, and is listed separately as "share subscription" in the section of share capital.  This will be brought into share capital in the next quarter.

(e)

Stock Options

During the six-month period, the Company's Board of Directors approved and granted 974,000 stock options to employees and consultants of the Company.  Each entitles its holder to acquire one share of the Company's common share per each option granted.  These options are vested over the period from March 26, 2003 to March 25, 2006 and expire from March 25, 2004 to March 25, 2008.

Stock options outstanding as at June 30, 2003:

	Shares	Weighted Average Exercise Price
Options outstanding at December 31, 2002	3,052,000	$ 0.39
Granted	974,000	$ 0.48
Expired	(510,000)	$ 0.42
Options outstanding at June 30, 2003	3,516,000	$ 0.41

The weighted-average fair value of the option granted during the year ended June 30, 2003 was $0.20.

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.10 - $0.49	1,436,400	3.02	$0.23	776,399	$0.11
$0.50 - $1.00	2,079,600	2.65	$0.53	1,504,601	$0.39
	3,516,000	2.80	$0.41	2,281,000	$0.42

Under CICA Handbook, Section 3870, the Company is required to calculate and present the pro-forma effect of all awards granted.  For disclosure purposes, the fair value of each option granted to an employee has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5.5%, dividend yield 0%, volatility of 84% to 111%, and expected lives of approximately 5 years.  Based on the computed option values and the number of the options issued, had the Company recognized compensation expense, the following would have been its effect on the Company's net loss:

June 30, 2003
Net (loss) for the year:
- as reported	$ (423,022)
- pro-forma	(511,559)
Basic and diluted (loss) per share:
- as reported	$(0.02)
- pro-forma	$(0.03)

6.

Convertible Debenture

During the period ended March 31, 2003, the Company completed a convertible debenture financing of $580,600.  The debenture will pay interest at a rate of 10% per year and will mature in five years.  The debenture will be convertible at any time at the option of the debenture holders into common shares of the Company at a conversion rate of $0.40 per share and the converted common shares will be subject to a one-year hold period from March 6, 2003.  The Company holds the option to pay interest on the debenture in the form of cash or common shares.

In the application of the CICA Accounting Recommendations 3860: Financial Instruments to the above convertible debt instruments, $95,734 equity elements has been attributed to the equity instrument.  Accordingly, the Company recorded $95,734 contributed surplus and discount on convertible debenture.  The discount on convertible debenture is amortized based on the interest method over the term of the debenture.  During the period, the Company recorded $14,436 interest on convertible debenture and $3,537 amortization of discount on convertible debenture.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

June 30, 2003

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

    7.         Related Party Transactions

(a)

The Company incurred the following expenses to its directors or corporations controlled by its directors:

	6 months ended June 30, 2003	6 months ended June 30, 2002

Management fees	$13,777	$35,714
Exploration costs	37,176	39,887
Investor relations consulting	4,863
	$55,817	$75,600

(b)

Accounts payable of $29,155 (2002 - 61,965) is due to a director or a corporation controlled by a director of the Company.

8.

Commitments

(a)

The Company has commitments in respect of office leases requiring minimum payments of $865,072, as follows:

2003	$ 182,914
2004	201,345
2005	203,409
2006	207,537
2007	69,867

The Company has entered into two sub-lease agreements for a portion of its leased premises and anticipates recovering approximately $108,000 per annum.

(a)

The Teck-Cominco Agreements

The Company has entered into agreements with Teck Corporation ("Teck") and Cominco Ltd. ("Cominco"), both of Vancouver, B.C., Canada on February 19, 1996 and February 20, 1996, respectively (collectively the "Teck-Cominco Agreements").

Pursuant to the terms of the Teck-Cominco Agreements, Teck and Cominco received "earn-in rights" as to the Non-Chinese Interest in any two mineral property rights acquired by the Company in China after the date of the Teck-Cominco Agreements until March 1, 2004.

Teck and Cominco have the right to "earn-in" to 51% of Minco's interest in a property deemed to be an exploration property or 70% of Minco's interest in a property deemed to be a development property.  After Teck and Cominco have exercised their earn-in rights in an aggregate of two projects procured by the Company, Teck and Cominco shall have further preferential rights of first refusal in respect to further properties identified by the Company for a period of three years after the exercise of their earn-in rights.

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

June 30, 2003

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

9.

Financial Instruments

The carrying value of cash and cash equivalents, sundry receivable and accounts payable and accrued liabilities approximates the fair value due to the short-term nature of these financial instruments.  The fair value of marketable securities is equivalent to the market value.  The Company operates in China and some of its material exploration expenditures are payable in either U.S. dollars and the Chinese currency RMB and is, therefore, subject to foreign currency risk arising from changes in exchange rates among Canadian dollars, U.S. dollars and RMB.  The Company is not exposed to significant interest risk.  The Company places its marketable securities with government debt securities and is subject to minimal credit risk.  The Company also considers itself not subject to high concentration of credit risk to its debtors and does not require collateral to support these financial instruments.

EXHIBIT 2.4

QUARTERLY AND YEAR

 END REPORT

BC FORM 51-901F

(Previously Form 61)

BCSC

British Columbia Securities Commission

Incorporated As Part:_______Schedule A

                             XX  Schedule B and C

ISSUER DETAILS
Name of Issuer	For Quarter Ended	Date of Report YY/MM/DD
MINCO MINING & METALS CORP.	June 30, 2003	2003 August 28
Issuer's Address	Issuer's Fax No.	Issuer's Telephone No.
#1980 - 1055 West Hastings St. Vancouver, BC V6E 2E9	604.688.8030	604.688.8002
Contact Person	Contact's Position	Contact's Telephone No.
Ken Cai	President & CEO	604.688.8002
Contact Email Address info@minco-mining.com	Web Site Address www.minco-mining.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors.  A copy of this Report will be provided to any shareholder who requests it.

Director's Signature "William Meyer"	Print Full Name: William Meyer	Date Signed YY/MM/DD 2003/08/28
Director's Signature "Ken Z. Cai"	Print Full Name Ken Z. Cai	Date Signed YY/MM/DD 2003/08/28

EXHIBIT 2.5

MINCO MINING & METALS CORPORATION

Quarterly Report Supplementary Information

For the Quarter Ending June 30, 2003

SCHEDULE B:

1.		Analysis of Expenses and Deferred costs - see Note 4 to attached Financial Statements

2.		Related party transactions - see Note 7 to attached Financial Statements

3.		Summary of securities issued and options granted during the period - 30,000 options were exercised

	a)	Summary of Securities Issued - see Note 5 and Note 6 to attached Financial Statements
b)

Stock Options granted during the period - 220,000 options.  30,000 options were exercised during the second quarter. 320,000 options expired during the second quarter.

 80,000 options were subsequently granted in July, 2003.

4.		Summary of securities as at the end of reporting period.

	a)	Description of authorized share capital.
Authorized share capital - 100,000,000
Issued share capital at June 30, 2003 - 18,640,123

	b)	Number and recorded value for shares outstanding.
At June 30, 2003 issued and outstanding common shares was 18,640,123 valued at $10,850,433

	c)	Share purchase warrants outstanding as at June 30, 2003: Nil. Share purchase warrants outstanding as at July 30, 2003: 2,142,857

	d)	Shares held in escrow as at June 30, 2003: 2,991,322

5.		List the names of the directors and officers as at the date of this report:

Directors and Officers: Position Held:
Ken Cai President, CEO and Director William Meyer Chairman of the Board, Director
Robert Callander Director
Hans J. Wick Director
Mar Bergstrom Corporate Secretary

EXHIBIT 2.6

Schedule "C": Management Discussion

Minco Mining & Metals Corporation

For the Quarter ending June 30, 2003

Project Activity

The Company's Phase-II drill program in the Zhulazhaga License area on Gobi gold project will commence shortly.  Phase-II drilling will focus on the high-grade, high-angle shear controlled "feeder" zone, which has been identified as the source of the high-grade mantos discovered in the discovery pit by Minco in 2000 and by our Chinese partner at its open pit, heap leach mine.   Minco plans to drill about 2000m in 6 holes initially during the Phase II and further drilling will be conducted as results from this drilling program warrant (please see the property section of the Company's website www.mincomining.com for the locations of the planed holes).

Although Gobi started as a grass roots project, Minco has advanced one of the eight licenses, the  Zhulazhaga, significantly in a short period of time and with a modest exploration budget.  During the period of 1999 to the present, Minco has been successful in taking this project from a grass-roots regional geochemical find to the discovery of a significant surface gold showing leading to the successful completion of the Phase I drill program.

The Gobi gold project is set in the heart of the Tianshan Gold Belt, which hosts mega gold deposit to the west in Kyrgyzstan and Uzbekistan.  Within the Zhulazhaga license, Minco's Chinese partner outlined a small 1.4 million oz gold deposit that is being operated as a heap leach and is excluded from Minco's rights.  Minco's activities on this License included detailed geological mapping, geophysical surveys (magnetics and induced polarization ("IP")), rock geochemistry, surface trenching, and the Phase I drill program.  These programs lead to a major gold discovery approximately 1 km south of the Chinese mine where the new discovery pit graded 14.8 g/t gold over 9.1 metres.

Phase-I drilling program focused on the strataform manto style mineralization with 8 shallow drill holes testing 400 meters of strike length with grades varying from 1-12 g/t gold.  Only the near surface oxide zone was tested.  The primary sulphide mineralization remains largely untested.

The compilation of the results from the technical and drilling programs identified two principal styles of mineralization in the Zhulazhaga area, being high-grade, high angle shear controlled "feeder zones" and their intersection with porous, chemically permissive beds (calcareous siltstones) hosting manto style gold mineralization.

As the top priority, the drill program in 2003 will focus on this north-south structurally controlled feeder zone, which is the principal control of mineralization at the discovery pit and the Chinese operated heap leach mine to the north. The objectives for this year's exploration program on the Gobi gold project continues to be in defining a bulk tonnage oxide gold deposit that can quickly be put into open pit production with low operating costs.

In addition, the Company continues to evaluate a number of gold, base metal, rare earth and specialty metals projects in China.

Financial Activity

During the second quarter 2003, the Company spent a total of $36,337 on its properties in China.  Total administrative expenses were $387,088 compared to $203,601 for the year 2002.  The increase of $183,487 was mainly due to the recognition of $101,079 stock based compensation, i.e., stock options granted in the first two quarters to employees and consultants, which is a non-cash item.  Other items contributing to the increase include property investigation, listing and filing fees, investor relation costs and foreign exchange loss.

The foreign exchange loss of $11,401 was due to the well-known sharp drop of US dollar to Canadian dollar exchange rate, which occurred in the second quarter of 2003.  The Company's US dollar cash balance has been adjusted to reflect the exchange rate as at June 30, 2003, which is nearly the lowest year-to-date point, hence the material amount of the exchange loss.  However, part of it will be reversed in the next quarter, as the US dollar exchange rate is going up again.

Consulting fees, advertising and promotion increased as the Company continued its efforts to enhance corporate visibility in security market.

Salaries and benefits maintained at $48,569 compared to $48,223 in 2002.  Rent cost decreased to $16,988 from $21,832 for the same period 2002 as a result of partial office space subleasing.  For the first two quarters, management fees paid to its directors totaled $13,777 compared to $35,714 in 2002.  In addition, the Company incurred exploration expenses of $37,176 to its directors or corporations controlled by them, compared to paid expenses of $39,887 for the same period in year 2002.  In the second quarter, the Company also paid to its director $4,863 for investor relations development.

Net loss from operations for the second quarter 2003 was $(423,022) or $(0.02) per share.  Net loss from operations for the second quarter 2002 was $(420,434) or $(0.02) per share.

Miscellaneous Items

In June 2003, 30,000 stock options were exercised by two employees at $0.25 per share.

On June 9, 2003, the Company announced that it proposed to complete a non-brokered private placement of up to Cdn$1,500,000 at a price of Cdn$0.35 per unit.  Each unit consists of one common share and one half non-transferable share purchase warrant.  Each whole warrant entitles the warrant holder to purchase one common share of Minco Mining for a period of two years.  Each whole warrant is exercisable on payment of Cdn$0.40 into one common share of the Company in the first year and Cdn$0.60 per common share if exercised in the second year.  A finder's fee will be paid associated with this financing.

Proceeds from the proposed financing will be used for advancing exploration on the Company's Gobi and BYC gold projects in China and for general corporate working capital.

On July 30, 2003, the private placement was closed.

At the Annual General Meeting of shareholders and at a directors' meeting held in June, the following  directors and officers of the Company were appointed:

Ken Cai, Director, President and Chief Executive Officer

William Meyer, Director and Chairman of the Board

Robert F. Callander, Director

Hans Wick, Director

    Mar Bergstrom, Corporate Secretary